UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34985 / August 15, 2023

_____

In the Matter of   :
                                                              :
KKR Real Estate Select Trust Inc.   :
KKR Registered Advisor LLC   :
Kohlberg Kravis Roberts & Co. L.P.   :
KKR Real Estate Finance Manager LLC   :
KREST Operating Partnership L.P.   :
KKR Asia Property Partners SCSp   :
KKR Property Partners Americas L.P.   :
KKR Property Partners Americas (EEA) SCSp   :
KKR Property Partners Europe (EUR) SCSp   :
KKR Property Partners Europe GER (EUR) SCSp   :
KKR Real Estate Partners Americas II L.P.   :
KKR Real Estate Partners Americas II SBS L.P.   :
KKR Real Estate Partners Americas III SCSp   :
KKR Real Estate Partners Americas IV SCSp   :
KKR Real Estate Partners Europe II (USD) SCSp   :
KKR Real Estate Partners Europe II (EUR) SCSp   :
KKR Real Estate Partners Europe III (USD) SCSp   :
KKR Real Estate Partners Europe III (EUR) SCSp   :
KKR Asia Real Estate Partners SCSp   :
KKR Asia Real Estate Partners II SCSp   :
KKR Real Estate Finance Trust Inc.   :
KKR Real Estate Stabilized Credit Partners L.P.   :
KKR Real Estate Credit Opportunity Partners II L.P.   :
KKR Real Estate Credit Opportunity Partners II (Offshore) L.P. :
KKR Real Estate Credit Opportunity Partners III L.P.   :
KKR Opportunistic Real Estate Credit Fund II L.P.   :
KKR Opportunistic Real Estate Credit Fund II SCSp   :
MCS Corporate Lending LLC   :
Merchant Capital Solutions LLC   :
                                                              :
30 Hudson Yards   :
New York, NY 10002   :
                                                              :
(812-15181)   :
_____

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

KKR Real Estate Select Trust Inc., et al. filed an application on November 27, 2020, and amendments to the application on February 16, 2021, August 12, 2022, January 13, 2023 and June 5, 2023, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On July 18, 2023, a notice of the filing of the application was issued (Investment Company Act Release No. 34962). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by KKR Real Estate Select Trust Inc., et al. (File No. 812-15181) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary